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                           Exhibit 99.3

               AMERICAN INTERACTIVE MEDIA, INC.
            11111 Santa Monica Boulevard, Suite 700
                     Los Angeles, CA 90025


                                        Effective Date:  4/1/90

Capitol Video Communications, Inc.
2121 Wisconsin Avenue N.W.
Washington, D.C.  20007


     Re:  Supplement to Amended Letter Agreement

Gentlemen:

          This will confirm that the Letter Agreement dated September 14, 1988 between American Interactive Media, Inc. ("AIM") and Capitol Video Communications, Inc. ("Capitol") with respect to the establishment of a compact disc interactive pre-mastering facility and authorizing system (the "Facility"), as amended by an amendment having an effective date of April 1, 1990, is hereby supplemented with respect to the seven CD-I Programs currently in production at the Facility -- i.e., "Treasures of the Smithsonian", "Children's Musical Theater", "Rand McNally Atlas", "Windows on the World", "Sesame St. Numbers", "Sesame St. Letters" and "Time-Life Photography" (collectively, the "Current Programs") -- as follows:

          1. During the period from delivery of the Alpha test version of each Current Program until completion thereof (the "Test Phase"), Capitol will cause all of the project specific software engineers working on the applicable Current Program to remain available on a first priority basis to work on AIM's Current Programs. "First priority" means that the project specific software engineers will be available to work on AIM projects no later than two (2) business days after notification.

          2. During the Test Phase, Capitol will submit to AIM on a weekly basis written schedules setting forth the anticipated availability of the project specific software engineers as far in advance as possible to enable AIM to determine how to best use their services.

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          3.   In consideration of Capitol's agreement to keep
the project specific engineers available for AIM's first priority use during the Test Phase, AIM will pay Capitol a monthly retainer fee of $8,000 per month per engineer. To the extent these engineers perform services in connection with a Current Program in excess of $8,000 a month based on the Capitol Video rate care (Exhibit B), AIM will be invoiced and will pay the overage.

In the event the project specific engineer is assigned by Capitol to another paying customer, AIM will receive a credit against its retainer up to $8,000, less the actual cost of the services performed by that engineer in connection with a Current AIM Program.

          Please indicate your acceptance of the foregoing by signing in the place indicated below.

                         Very truly yours,

                         AMERICAN INTERACTIVE MEDIA, INC.
                                             ("AIM")


                         By:

                         Title:

AGREED TO AND ACCEPTED:

CAPITOL VIDEO COMMUNICATIONS, INC.
               ("Capitol")


By:

Title: